SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2
to

Schedule TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

BROCADE COMMUNICATIONS SYSTEMS, INC.

(Name of Subject Company (issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

111824 108
(CUSIP Number of Class of Securities Underlying Common Stock)

Gregory L. Reyes
Chairman and Chief Executive Officer
Brocade Communications Systems, Inc.
1745 Technology Drive

San Jose, CA 95110
Tel: (408) 487-8000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Larry W. Sonsini
Katharine A. Martin
John E. Aguirre
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304-1050
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$38,095,180	$3,505	(1)

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 67,328,023 shares of common stock of Brocade Communications Systems, Inc. having an aggregate value of $38,095,180 as of December 9, 2002 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $92 for each $1,000,000 of the value of the transaction.

(1)	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.: Filing party: Date filed:	Not applicable. Not applicable. Not applicable. Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ ☒ ☐ ☐	third party tender offer subject to Rule 14d-1. issuer tender offer subject to Rule 13e-4. going-private transaction subject to Rule 13e-3. amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

Item 1. Summary Term Sheet.
Item 2. Subject Company Information.
Item 3. Identity and Background of Filing Person.
Item 4. Terms of the Transaction.
Item 5. Past Contacts, Transactions, Negotiations and Arrangements.
Item 6. Purposes of the Transaction and Plans or Proposals.
Item 7. Source and Amount of Funds or Other Consideration.
Item 8. Interest In Securities of the Subject Company.
Item 9. Person/Assets, Retained, Employed, Compensated or Used.
Item 10. Financial Statements.
Item 11. Additional Information.
Item 12. Exhibits.
Item 13. Information Required by Schedule 13E-3.
SIGNATURE
INDEX TO EXHIBITS
EXHIBIT (A)(1)(A)
EXHIBIT (A)(1)(B)
EXHIBIT (A)(1)(C)
EXHIBIT (A)(1)(D)
EXHIBIT (A)(1)(E)
EXHIBIT (A)(1)(F)
EXHIBIT (A)(1)(G)
EXHIBIT (A)(1)(H)
EXHIBIT (A)(1)(I)

EXPLANATORY NOTE

     This Amendment No. 2 to this Tender Offer Statement on Schedule TO is being filed solely to add Schedules O, P and Q to exhibit (a)(1)(a) and to add cross-references to these schedules in exhibits (a)(1)(a), (a)(1)(c) and (a)(1)(d).

     This Tender Offer Statement on Schedule TO relates to an offer by Brocade Communications Systems, Inc., a Delaware corporation (“Brocade” or the “Company”), to exchange (the “Exchange Offer”) options to purchase an aggregate of 67,328,023 shares of Brocade’s common stock held by eligible employees, whether vested or unvested, that have been granted under its 1999 Stock Plan and its 1999 Nonstatutory Stock Option Plan (i) that have exercise prices equal to or greater than $12.00 per share and (ii) that have been granted on or after June 8, 2002 (the “Eligible Options”). These Eligible Options may be exchanged for new options (the “New Options”) that will be granted under the terms and subject to the conditions set forth in: (i) the Offer to Exchange Certain Outstanding Options for New Options, dated December 9, 2002 (the “Offer to Exchange” or “Offer”); (ii) the related Letter from Gregory L. Reyes, dated December 9, 2002; (iii) the Election Form; and (iv) the Withdrawal Form. These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents” and are attached to this Schedule TO as Exhibits (a)(1)(a) through (a)(1)(d), respectively. An “eligible employee” refers to all persons who are employees, including officers, of Brocade as of December 9, 2002 and remain employees through the cancellation date, but does not include any employees who have received termination notices from Brocade or who have delivered termination notices to Brocade prior to the expiration date.

     The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated by reference in answer to the items required in this Schedule TO.

Item 1. Summary Term Sheet.

     The information set forth under the caption “Frequently Asked Questions” in the Offer to Exchange is incorporated herein by reference.

Item 2. Subject Company Information.

     (a)  Name and Address.

     Brocade is the issuer of the securities subject to the Exchange Offer. The address of Brocade’s principal executive office is 1745 Technology Drive, San Jose, CA 95110 and the telephone number at that address is (408) 487-8000. The information set forth in the Offer to Exchange under the caption “The Offer—Information concerning Brocade” is incorporated herein by reference.

     (b)  Securities.

     The subject class of securities consists of the Eligible Options. The actual number of shares of common stock subject to the New Options to be issued in the Exchange Offer will depend on the number of shares of common stock subject to the outstanding options tendered by eligible employees and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the captions “Frequently Asked Questions” and “Risks of Participating in the Offer” and the sections under the caption “The Offer” entitled “Number of options; expiration date,” “Acceptance of options for exchange and issuance of new options,” and “Source and amount of consideration; terms of new options” is incorporated herein by reference.

     (c)  Trading Market and Price.

     The information set forth in the Offer to Exchange under the caption “The Offer—Price range of shares underlying the options” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

     (a)  Name and Address.

     The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.

     Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

     Item 4. Terms of the Transaction.

     (a)  Material Terms.

     The information set forth in the Offer to Exchange under the captions “Frequently Asked Questions” and the sections under the caption “The Offer” entitled “Eligibility,” “Number of options; expiration date,” “Procedures for electing to exchange options,” “Withdrawal rights and change of election,” “Acceptance of options for exchange and issuance of new options,” “Conditions of the offer,” “Source and amount of consideration; terms of new options,” “Price range of shares underlying the options,” “Status of options acquired by us in the offer; accounting consequences of the offer,” “Legal matters; regulatory approvals,” “Material U.S. federal income tax consequences,” Schedules C through Q and “Extension of offer; termination; amendment” is incorporated herein by reference.

     (b)  Purchases.

     The information set forth in the Offer to Exchange under the caption “The Offer—Interests of directors and officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

     (e)  Agreements Involving the Subject Company’s Securities.

     The information set forth in the Offer to Exchange under the caption “The Offer—Interests of directors and officers; transactions and arrangements concerning the options” is incorporated by reference. The eligible option plans and related option agreements attached hereto as Exhibits (d)(1) through (d)(4) contain information regarding the subject securities.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (a)  Purposes.

     The information set forth in the Offer to Exchange under the captions “Frequently Asked Questions” and “The Offer—Purpose of the offer” is incorporated herein by reference.

     (b)  Use of Securities Acquired.

     The information set forth in the Offer to Exchange under the captions “The Offer—Acceptance of options for exchange and issuance of new options” and “The Offer—Status of options acquired by us in the offer; accounting consequences of the offer” is incorporated herein by reference.

     (c)  Plans.

     The information set forth in the Offer to Exchange under the captions “The Offer—Purpose of the offer” and the “The Offer—Information concerning Brocade” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

     (a)  Source of Funds.

     The information set forth in the Offer to Exchange under the captions “The Offer—Source and amount of consideration; terms of new options” is incorporated herein by reference.

     (b)  Conditions.

     Not applicable.

     (d)  Borrowed Funds.

     Not applicable.

Item 8. Interest In Securities of the Subject Company.

     (a)  Securities Ownership.

     The information set forth in the Offer to Exchange under the caption “The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

     (b)  Securities Transactions.

     The information set forth in the Offer to Exchange under the caption “The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

     (a)  Solicitations or Recommendations.

     Not applicable.

Item 10. Financial Statements.

     (a)  Financial Information.

     The information set forth in Schedule B to the Offer to Exchange and in the Offer to Exchange under the captions “The Offer—Information concerning Brocade,” “The Offer—Financial statements,” and “The Offer—Additional information” is incorporated herein by reference. Brocade’s Annual Report on Form 10-K and the Quarterly Reports on Form 10-Q can also be accessed electronically on the SEC’s website at http://www.sec.gov.

     (b)  Pro Forma Information.

     Not applicable.

Item 11. Additional Information.

     (a)  Agreements, Regulatory Requirements and Legal Proceedings.

     The information set forth in the Offer to Exchange under the caption “The Offer—Legal matters; regulatory approvals” is incorporated herein by reference.

     (b)  Other Material Information.

     Not applicable.

Item 12. Exhibits.

Exhibit
Number	Description

(a)(1)(a)	Offer to Exchange Certain Outstanding Options for New Options, dated December 9, 2002, as amended.

(a)(1)(b)	Letter from Gregory L. Reyes, dated December 9, 2002.

(a)(1)(c)	Election Form, as amended.

(a)(1)(d)	Withdrawal Form, as amended.

(a)(1)(e)	Form of Promise to Grant Stock Option.

(a)(1)(f)	Stock Option Exchange Program Supplementary Australian Document.

(a)(1)(g)	Form of Option Calculator.

(a)(1)(h)	Press Release.

(a)(1)(i)	Employee Presentation.

(b)	Not Applicable.

(d)(1)	1999 Nonstatutory Stock Option Plan (filed as Exhibit 4.4 to Brocade’s Registration Statement on Form S-8 filed on January 28, 2000, and incorporated herein by reference).

(d)(2)	Form of Stock Option Agreement for the 1999 Nonstatutory Stock Option Plan (included in Exhibit (d)(1) above).

(d)(3)	1999 Stock Plan (filed as Exhibit 4.1 to Brocade’s Registration Statement on Form S-8, filed on January 28, 2000, and incorporated herein by reference).

(d)(4)	Form of Stock Option Agreement for the 1999 Stock Plan (included in Exhibit (d)(3) above).

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

     (a)  Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

BROCADE COMMUNICATIONS SYSTEMS, INC.

/s/ Ronald Epstein

Ronald Epstein Vice President and General Counsel

Date: December 13, 2002

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)(a)	Offer to Exchange Certain Outstanding Options for New Options, dated December 9, 2002, as amended.

(a)(1)(b)	Letter from Gregory L. Reyes, dated December 9, 2002.

(a)(1)(c)	Election Form, as amended.

(a)(1)(d)	Withdrawal Form, as amended.

(a)(1)(e)	Form of Promise to Grant Stock Option.

(a)(1)(f)	Stock Option Exchange Program Supplementary Australian Document.

(a)(1)(g)	Form of Option Calculator.

(a)(1)(h)	Press Release.

(a)(1)(i)	Employee Presentation.

(b)	Not Applicable.

(d)(1)	1999 Nonstatutory Stock Option Plan (filed as Exhibit 4.4 to Brocade’s Registration Statement on Form S-8 filed on January 28, 2000, and incorporated herein by reference).

(d)(2)	Form of Stock Option Agreement for the 1999 Nonstatutory Stock Option Plan (included in Exhibit (d)(1) above).

(d)(3)	1999 Stock Plan (filed as Exhibit 4.1 to Brocade’s Registration Statement on Form S-8, filed on January 28, 2000, and incorporated herein by reference).

(d)(4)	Form of Stock Option Agreement for the 1999 Stock Plan (included in Exhibit (d)(3) above).

(g)	Not applicable.

(h)	Not applicable.